AKBANK

RECEIVED

2007 FEB 27 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No : 82 - 34825

Rule 12g3-2(b) File No. 82-34825

20.02.2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07021346

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Division Head

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED
MAR 02 2007
THOMSON
FINANCIAL

Enclosures;

31.12.2006 Financial Results (TRY)
31.12.2006 Financial Results (USD)
Earnings Presentation for Year-end 2006

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

File No : 82 - 34825

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of YTL)

RECEIVED
2007 FEB 27 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

	ASSETS	CURRENT PERIOD (31/12/2006) TL	Foreign Currency	Total	PREVIOUS PERIOD (31/12/2005) TL	Foreign Currency	Total
I.	**Balances with the Central Bank**	1,494,827	3,047,940	4,542,767	2,982,118	1,797,381	4,779,499
II.	**Financial Assets Designated at Fair Value**	53,184	6,556,392	6,609,576	33,570	6,483,473	6,517,043
2.1	Trading Financial Assets (Net)	26,400	6,524,360	6,550,760	33,306	6,477,601	6,510,907
2.1.1	Government Debt Securities	25,882	6,524,360	6,550,242	33,123	6,477,601	6,510,724
2.1.2	Securities Representing Share in Equity	26	-	26	183	-	183
2.1.3	Other Marketable Securities	492	-	492	-	-	-
2.2	Reclassed as Financial Assets Designated at Fair Value	-	-	-	-	-	-
2.2.1	Government Debt Securities	-	-	-	-	-	-
2.2.2	Securities Representing Share in Equity	-	-	-	-	-	-
2.2.3	Other Marketable Securities	-	-	-	-	-	-
2.3	Trading Derivative Financial Assets	26,784	32,032	58,816	264	5,872	6,136
III.	**Banks and Other Financial Institutions**	1,246	2,176,156	2,177,402	247,265	1,383,531	1,630,796
IV.	**Receivables from Money Markets**	-	-	-	400,300	-	400,300
4.1	Interbank Money Market Placements	-	-	-	400,300	-	400,300
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Financial Assets (Net)**	11,036,984	2,720,067	13,757,051	12,026,517	3,007,374	15,033,891
5.1	Securities Representing Share in Equity	5,468	126	5,594	63,595	113	63,708
5.2	Government Debt Securities	11,031,516	2,719,941	13,751,457	11,962,922	3,007,261	14,970,183
5.3	Other Marketable Securities	-	-	-	-	-	-
VI.	**Loans**	19,707,807	8,629,134	28,336,941	14,862,706	7,503,028	22,365,734
6.1	Loans	19,707,807	8,629,134	28,336,941	14,862,706	7,503,028	22,365,734
6.2	Loans under Follow-up	564,306	29,265	593,571	336,192	20,961	357,153
6.3	Specific Provisions (-)	564,306	29,265	593,571	336,192	20,961	357,153
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Investments (Net)**	-	-	-	486,493	-	486,493
8.1	Government Debt Securities	-	-	-	486,493	-	486,493
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	-	-	-	19,268	-	19,268
9.1	Consolidated Investments and Associates under Equity Method	-	-	-	-	-	-
9.2	Non-Consolidated Investments and Associates	-	-	-	19,268	-	19,268
9.2.1	Financial Investments and Associates	-	-	-	19,268	-	19,268
9.2.2	Non-Financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	220,673	705,688	926,361	209,763	246,226	455,989
10.1	Financial Subsidiaries	220,673	705,688	926,361	209,763	246,226	455,989
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Jointly Controlled Associates**	-	-	-	-	-	-
11.1	Consolidated Jointly Controlled Associates under Equity Method	-	-	-	-	-	-
11.2	Non-Consolidated Jointly Controlled Associates	-	-	-	-	-	-
11.2.1	Financial Jointly Controlled Associates	-	-	-	-	-	-
11.2.2	Non-Financial Jointly Controlled Associates	-	-	-	-	-	-
XII.	**Receivables from Lease Transactions**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Operational Lease Receivables	-	-	-	-	-	-
12.3	Other	-	-	-	-	-	-
12.4	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Derivative Financial Assets for Hedge Purposes**	-	-	-	-	-	-
13.1	Hedging for Fair Value Risk	-	-	-	-	-	-
13.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
13.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XIV.	**Property and Equipment (Net)**	692,165	3,025	695,190	658,857	3,098	661,955
XV.	**Intangible Assets (Net)**	34,331	-	34,331	21,218	-	21,218
15.1	Goodwill	-	-	-	-	-	-
15.2	Other	34,331	-	34,331	21,218	-	21,218
XVI.	**Tax Assets**	-	-	-	-	-	-
16.1	Current Tax Assets	-	-	-	-	-	-
16.2	Deferred Tax Assets	-	-	-	-	-	-
XVII.	**Immovables for Sale**	2,324	-	2,324	1,417	-	1,417
XVIII.	**Other Assets**	90,212	100,435	190,647	60,282	15,914	76,196
	TOTAL ASSETS	33,333,753	23,938,837	57,272,590	32,009,774	20,440,025	52,449,799

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of YTL)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (31/12/2006)			PREVIOUS PERIOD (31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**19,187,921**	**15,013,585**	**34,201,506**	**17,556,081**	**14,178,888**	**31,734,969**
II.	**Trading Derivative Financial Liabilites**	**16,756**	**29,436**	**46,192**	**599**	**43,370**	**43,969**
III.	**Funds Borrowed**	**122,463**	**9,087,006**	**9,209,469**	**83,480**	**7,246,393**	**7,329,873**
IV.	**Funds from Money Market**	**4,920,666**	-	**4,920,666**	**5,144,922**	**251,113**	**5,396,035**
4.1	Funds from Interbank Money Market	-	-	-	-	-	-
4.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements	4,920,666	-	4,920,666	5,144,922	251,113	5,396,035
V.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
5.1	Bills	-	-	-	-	-	-
5.2	Asset Backed Securities	-	-	-	-	-	-
5.3	Bonds	-	-	-	-	-	-
VI.	**Funds**	-	-	-	-	-	-
VII.	**Miscellaneous Payables**	**762,359**	**17,208**	**779,567**	**632,665**	**20,444**	**653,109**
VIII.	**Other Liabilities**	**293,920**	**162,654**	**456,574**	**213,346**	**73,754**	**287,100**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	**15,506**	**18,414**	**33,920**	-	**863**	**863**
10.1	Gross Financial Lease Payables	19,758	21,386	41,144	-	898	898
10.2	Operational Financial Lease Payables	-	-	-	-	-	-
10.3	Other	-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)	4,252	2,972	7,224	-	35	35
XI.	**Derivative Financial Liabilities for Hedge Purposes**	-	-	-	-	-	-
11.1	Hedging for Fair Value Risk	-	-	-	-	-	-
11.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
11.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XII.	**Provisions**	**355,308**	**6,523**	**361,831**	**292,166**	**8,890**	**301,056**
12.1	General Loan Loss Provision	181,233	-	181,233	124,809	-	124,809
12.2	Restructuring Provision	-	-	-			-
12.3	Provision for Employ Benefits	54,343	-	54,343	52,707	-	52,707
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	119,732	6,523	126,255	114,650	8,890	123,540
XIII.	**Tax Liabilities**	**197,445**	**23**	**197,468**	**340,987**	**230**	**341,217**
13.1	Current Tax Liabilities	196,615	23	196,638	275,732	230	275,962
13.2	Deferred Tax Liabilities	830	-	830	65,255	-	65,255
XIV.	**Satış Amaçlı Duran Varlıklara İlişkin Borçlar**	-	-	-	-	-	-
XV.	**Subordinated Loans**	-	-	-	-	**4,159**	**4,159**
XVI.	**Shareholders' Equity**	**7,049,051**	**16,346**	**7,065,397**	**6,356,621**	**828**	**6,357,449**
16.1	Paid-in Capital	2,200,000	-	2,200,000	1,800,005	-	1,800,005
16.2	Capital Reserves	2,055,460	16,346	2,071,806	2,647,097	26,633	2,673,730
16.2.1	Share Premium	-	-	-	-	-	-
16.2.2	Share Cancellation Profits	-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Fund	(146,435)	16,346	(130,089)	245,204	26,633	271,837
16.2.4	Property and Equipment Revaluation Differences	-	-	-	-	-	-
16.2.5	Intangible Assets Revaluation Differences	-	-	-	-	-	-
16.2.6	Non-paid-up Shares of Investments and Associates, Subsidiaries and Jointly Controlled Associates	-	-	-	-	-	-
16.2.7	Hedge Funds	-	-	-	-	-	-
16.2.8	Immovables for Sale Revaluation Differences	-	-	-	-	-	-
16.2.9	Other Capital Reserves	2,201,895	-	2,201,895	2,401,893	-	2,401,893
16.3	Profit Reserves	1,193,399	-	1,193,399	442,727	(25,805)	416,922
16.3.1	Legal Reserves	377,280	-	377,280	255,315	-	255,315
16.3.2	Status Reserves	-	-	-	-	-	-
16.3.3	Extraordinary Reserves	791,791	-	791,791	187,412	-	187,412
16.3.4	Other Profit Reserves	24,328	-	24,328	-	(25,805)	(25,805)
16.4	Income or (Loss)	1,600,192	-	1,600,192	1,466,792	-	1,466,792
16.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
16.4.2	Current Year Income or (Loss)	1,600,192	-	1,600,192	1,466,792	-	1,466,792
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**32,921,395**	**24,351,195**	**57,272,590**	**30,620,867**	**21,828,932**	**52,449,799**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	CURRENT PERIOD (31/12/2006)	PREVIOUS PERIOD (31/12/2005)
I.	**Interest Income**	**6,586,848**	**5,306,708**
1.1	Interest on Loans	3,930,016	2,766,210
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	147,979	89,081
1.3	Interest Received from Banks	73,315	31,238
1.4	Interest Received from Money Market Transactions	1,571	3,126
1.5	Interest Received from Marketable Securities Portfolio	2,431,024	2,415,708
1.5.1	Trading Financial Assets	552,020	434,109
1.5.2	Financial Assets Designated at Fair Value	-	-
1.5.3	Available-for-sale Financial Assets	1,859,136	1,937,914
1.5.4	Held-to-maturity Investments	19,868	43,685
1.6	Interest Received from Financial Lease Receivables	-	-
1.7	Other Interest Income	2,943	1,345
II.	**Interest Expense**	**4,046,821**	**2,709,791**
2.1	Interest on Deposits	3,177,288	2,106,677
2.3	Interest on Funds Borrowed	436,460	211,600
2.4	Interest on Money Market Transactions	428,358	389,128
2.5	Interest on Securities Issued	-	-
2.6	Other Interest Expenses	4,715	2,386
III.	**Net Interest Income (I-II)**	**2,540,027**	**2,596,917**
IV.	**Net Fees and Commissions Income**	**806,921**	**636,367**
4.1	Fees and Commissions Received	1,036,045	850,922
4.1.1	Cash Loans	75,114	80,864
4.1.2	Non-cash Loans	42,036	34,374
4.1.3	Other	918,895	735,684
4.2	Fees and Commissions Paid	229,124	214,555
4.2.1	Cash Loans	35,760	24,260
4.2.2	Non-cash Loans	149	303
4.2.3	Other	193,215	189,992
V.	**Dividend Income**	**76,145**	**50,344**
VI.	**Net Trading Income / (Loss)**	**56,641**	**262,587**
6.1	Trading Gains or (Losses) on Securities (net)	147,021	188,805
6.2	Foreign Exchange Gains or (Losses) (net)	(90,380)	73,782
VII.	**Other Operating Income**	**464,988**	**243,226**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**3,944,722**	**3,789,441**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**430,881**	**347,935**
X.	**Other Operating Expenses (-)**	**1,577,279**	**1,330,004**
XI.	**Net Operating Income / (Loss) (VIII-IX-X)**	**1,936,562**	**2,111,502**
XII.	**Excess Revenue After Acquasition**	-	-
XIII.	**Profit / (Loss) from Associates under Equity Method**	-	-
XIV.	**Income / (Loss) on Net Monetary Position**	-	-
XV.	**Income Before Taxation (XI+XII+XIII)**	**1,936,562**	**2,111,502**
XVI.	**Provision for Income Taxes (±)**	**336,370**	**644,710**
16.1	Current Tax Provision	351,948	648,952
16.2	Deferred Tax Provision	(15,578)	(4,242)
XVII.	**Operating Income / (Loss) After Taxes**	**1,600,192**	**1,466,792**
17.1	From closed Operations	-	-
17.2	Other	1,600,192	1,466,792
XVIII.	**Net Income / (Loss) (XV±XVI)**	**1,600,192**	**1,466,792**
18.1	Income / (Loss) of Group	1,600,192	1,466,792
18.2	Income / (Loss) of Minority Rights	-	-
	Earnings / (Loss) per share in YTL full	**0.00727**	**0.00667**

File No : 82 - 34825

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of mio USD)

	ASSETS	CURRENT PERIOD (31/12/2006) TL	Foreign Currency	Total	PREVIOUS PERIOD (31/12/2005) TL	Foreign Currency	Total
I.	**Balances with the Central Bank**	**1,056**	**2,154**	**3,210**	**2,169**	**1,307**	**3,476**
II.	**Financial Assets Designated at Fair Value**	**37**	**4,634**	**4,671**	**24**	**4,715**	**4,739**
2.1	Trading Financial Assets (Net)	18	4,611	4,629	24	4,711	4,735
2.1.1	Government Debt Securities	18	4,611	4,629	24	4,711	4,735
2.1.2	Securities Representing Share in Equity	-	-	-	-	-	-
2.1.3	Other Marketable Securities	-	-	-	-	-	-
2.2	Reclassed as Financial Assets Designated at Fair Value	-	-	-	-	-	-
2.2.1	Government Debt Securities	-	-	-	-	-	-
2.2.2	Securities Representing Share in Equity	-	-	-	-	-	-
2.2.3	Other Marketable Securities	-	-	-	-	-	-
2.3	Trading Derivative Financial Assets	19	23	42	-	4	4
III.	**Banks and Other Financial Institutions**	**1**	**1,538**	**1,539**	**180**	**1,006**	**1,186**
IV.	**Receivables from Money Markets**	-	-	-	**291**	-	**291**
4.1	Interbank Money Market Placements	-	-	-	291	-	291
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Financial Assets (Net)**	**7,800**	**1,922**	**9,722**	**8,747**	**2,187**	**10,934**
5.1	Securities Representing Share in Equity	4	-	4	46	-	46
5.2	Government Debt Securities	7,796	1,922	9,718	8,701	2,187	10,888
5.3	Other Marketable Securities	-	-	-	-	-	-
VI.	**Loans**	**13,928**	**6,098**	**20,026**	**10,809**	**5,457**	**16,266**
6.1	Loans	13,928	6,098	20,026	10,809	5,457	16,266
6.2	Loans under Follow-up	399	21	420	245	15	260
6.3	Specific Provisions (-)	399	21	420	245	15	260
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Investments (Net)**	-	-	-	**354**	-	**354**
8.1	Government Debt Securities	-	-	-	354	-	354
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	-	-	-	**14**	-	**14**
9.1	Consolidated Investments and Associates under Equity Method	-	-	-	-	-	-
9.2	Non-Consolidated Investments and Associates	-	-	-	14	-	14
9.2.1	Financial Investments and Associates	-	-	-	14	-	14
9.2.2	Non-Financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	**156**	**499**	**655**	**153**	**179**	**332**
10.1	Financial Subsidiaries	156	499	655	153	179	332
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Jointly Controlled Associates**	-	-	-	-	-	-
11.1	Consolidated Jointly Controlled Associates under Equity Method	-	-	-	-	-	-
11.2	Non-Consolidated Jointly Controlled Associates	-	-	-	-	-	-
11.2.1	Financial Jointly Controlled Associates	-	-	-	-	-	-
11.2.2	Non-Financial Jointly Controlled Associates	-	-	-	-	-	-
XII.	**Receivables from Lease Transactions**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Operational Lease Receivables	-	-	-	-	-	-
12.3	Other	-	-	-	-	-	-
12.4	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Derivative Financial Assets for Hedge Purposes**	-	-	-	-	-	-
13.1	Hedging for Fair Value Risk	-	-	-	-	-	-
13.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
13.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XIV.	**Property and Equipment (Net)**	**489**	**2**	**491**	**479**	**2**	**481**
XV.	**Intangible Assets (Net)**	**24**	-	**24**	**15**	-	**15**
15.1	Goodwill	-	-	-	-	-	-
15.2	Other	24	-	24	15	-	15
XVI.	**Tax Assets**	-	-	-	-	-	-
16.1	Current Tax Assets	-	-	-	-	-	-
16.2	Deferred Tax Assets	-	-	-	-	-	-
XVII.	**Immovables for Sale**	**2**	-	**2**	**1**	-	**1**
XVIII.	**Other Assets**	**64**	**71**	**135**	**44**	**12**	**56**
	TOTAL ASSETS	**23,557**	**16,918**	**40,475**	**23,280**	**14,865**	**38,145**

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of mio USD)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (31/12/2006)			PREVIOUS PERIOD (31/12/2005)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	13,560	10,610	24,170	12,768	10,312	23,080
II.	**Trading Derivative Financial Liabilites**	12	21	33	-	32	32
III.	**Funds Borrowed**	86	6,422	6,508	61	5,270	5,331
IV.	**Funds from Money Market**	3,478	-	3,478	3,742	183	3,925
4.1	Funds from Interbank Money Market	-	-	-	-	-	-
4.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements	3,478	-	3,478	3,742	183	3,925
V.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
5.1	Bills	-	-	-	-	-	-
5.2	Asset Backed Securities	-	-	-	-	-	-
5.3	Bonds	-	-	-	-	-	-
VI.	**Funds**	-	-	-	-	-	-
VII.	**Miscellaneous Payables**	539	12	551	460	15	475
VIII.	**Other Liabilities**	208	115	323	155	54	209
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	11	13	24	-	1	1
10.1	Gross Financial Lease Payables	14	15	29	-	1	1
10.2	Operational Financial Lease Payables	-	-	-	-	-	-
10.3	Other	-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)	3	2	5	-	-	-
XI.	**Derivative Financial Liabilities for Hedge Purposes**	-	-	-	-	-	-
11.1	Hedging for Fair Value Risk	-	-	-	-	-	-
11.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
11.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XII.	**Provisions**	250	5	255	212	6	218
12.1	General Loan Loss Provision	128	-	128	91	-	91
12.2	Restructuring Provision	-	-	-	-	-	-
12.3	Provision for Employ Benefits	38	-	38	38	-	38
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	84	5	89	83	6	89
XIII.	**Tax Liabilities**	140	-	140	248	-	248
13.1	Current Tax Liabilities	139	-	139	201	-	201
13.2	Deferred Tax Liabilities	1	-	1	47	-	47
XIV.	**Satış Amaçlı Duran Varlıklara İlişkin Borçlar**	-	-	-	-	-	-
XV.	**Subordinated Loans**	-	-	-	-	3	3
XVI.	**Shareholders' Equity**	4,981	12	4,993	4,623	-	4,623
16.1	Paid-in Capital	1,554	-	1,554	1,309	-	1,309
16.2	Capital Reserves	1,453	12	1,465	1,925	19	1,944
16.2.1	Share Premium	-	-	-	-	-	-
16.2.2	Share Cancellation Profits	-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Fund	(103)	12	(91)	178	19	197
16.2.4	Property and Equipment Revaluation Differences	-	-	-	-	-	-
16.2.5	Intangible Assets Revaluation Differences	-	-	-	-	-	-
16.2.6	Non-paid-up Shares of Investments and Associates, Subsidiaries and Jointly Controlled Associates	-	-	-	-	-	-
16.2.7	Hedge Funds	-	-	-	-	-	-
16.2.8	Immovables for Sale Revaluation Differences	-	-	-	-	-	-
16.2.9	Other Capital Reserves	1,556	-	1,556	1,747	-	1,747
16.3	Profit Reserves	843	-	843	322	(19)	303
16.3.1	Legal Reserves	267	-	267	186	-	186
16.3.2	Status Reserves	-	-	-	-	-	-
16.3.3	Extraordinary Reserves	559	-	559	136	-	136
16.3.4	Other Profit Reserves	17	-	17	-	(19)	(19)
16.4	Income or (Loss)	1,131	-	1,131	1,067	-	1,067
16.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
16.4.2	Current Year Income or (Loss)	1,131	-	1,131	1,067	-	1,067
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	23,265	17,210	40,475	22,269	15,876	38,145

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of mio USD)

	INCOME and EXPENSES	CURRENT PERIOD (31/12/2006)	PREVIOUS PERIOD (31/12/2005)
I.	**Interest Income**	4,655	3,860
1.1	Interest on Loans	2,777	2,012
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	105	65
1.3	Interest Received from Banks	52	23
1.4	Interest Received from Money Market Transactions	1	2
1.5	Interest Received from Marketable Securities Portfolio	1,718	1,757
1.5.1	Trading Financial Assets	390	316
1.5.2	Financial Assets Designated at Fair Value	-	-
1.5.3	Available-for-sale Financial Assets	1,314	1,409
1.5.4	Held-to-maturity Investments	14	32
1.6	Interest Received from Financial Lease Receivables	-	-
1.7	Other Interest Income	2	1
II.	**Interest Expense**	2,859	1,971
2.1	Interest on Deposits	2,245	1,532
2.3	Interest on Funds Borrowed	308	154
2.4	Interest on Money Market Transactions	303	283
2.5	Interest on Securities Issued	-	-
2.6	Other Interest Expenses	3	2
III.	**Net Interest Income (I-II)**	1,796	1,889
IV.	**Net Fees and Commissions Income**	570	463
4.1	Fees and Commissions Received	732	619
4.1.1	Cash Loans	53	59
4.1.2	Non-cash Loans	30	25
4.1.3	Other	649	535
4.2	Fees and Commissions Paid	162	156
4.2.1	Cash Loans	25	18
4.2.2	Non-cash Loans	-	-
4.2.3	Other	137	138
V.	**Dividend Income**	54	37
VI.	**Net Trading Income / (Loss)**	40	191
6.1	Trading Gains or (Losses) on Securities (net)	104	137
6.2	Foreign Exchange Gains or (Losses) (net)	(64)	54
VII.	**Other Operating Income**	329	177
VIII.	**Operating Income (III+IV+V+VI+VII)**	2,789	2,757
IX.	**Provision for Loan Losses and Other Receivables (-)**	305	253
X.	**Other Operating Expenses (-)**	1,115	967
XI.	**Net Operating Income / (Loss) (VIII-IX-X)**	1,369	1,537
XII.	**Excess Revenue After Acquasition**	-	-
XIII.	**Profit / (Loss) from Associates under Equity Method**	-	-
XIV.	**Income / (Loss) on Net Monetary Position**	-	-
XV.	**Income Before Taxation (XI+XII+XIII)**	1,369	1,537
XVI.	**Provision for Income Taxes (±)**	238	469
16.1	Current Tax Provision	249	472
16.2	Deferred Tax Provision	(11)	(3)
XVII.	**Operating Income / (Loss) After Taxes**	1,131	1,067
17.1	From closed Operations	-	-
17.2	Other	1,131	1,067
XVIII.	**Net Income / (Loss) (XV±XVI)**	1,131	1,067
18.1	Income / (Loss) of Group	1,131	1,067
18.2	Income / (Loss) of Minority Rights	-	-

RECEIVED
2007 FEB 27 A 11: 38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

YE06 BRSA Financial Results

20 February 2007

AKBANK

Highlights

- Total assets increased 9% y-o-y (including Frankfurt subsidiary 12%*)
- Continued growth in loan portfolio of 27% y-o-y (including Frankfurt subsidiary 32%*) due to 47% growth in SME loans and 37% growth in consumer loans
- Customer deposits increased 12% y-o-y
- Net commission income grew 27% y-o-y, driven by the strong growth in consumer loan related revenues and other banking transaction commissions
- Net profit grew 9% y-o-y, reaching TRY 1,600mn (USD 1,131mn), ROAE of 24.4%

* Frankfurt Branch became a subsidiary as of 01 September 2006. Therefore its balance sheet figures are not included and will not be included into the Bank Only Financials going forward. The balance sheet figures of Akbank A.G. (former Frankfurt Branch) are as follows:
Assets TRY 1,317 mn. Loans TRY 1,160mn. Deposits TRY 813mn.

Highlights



Total Assets (TRY billion)
52.4
58.6
*
2005
2006



Loans (TRY billion)
22.4
29.5
*
2005
2006



Deposits (TRY billion)
31.7
35.0
*
2005
2006



Net Profit (TRY million)
23.7
24.4
1,467
1,600
9% y-o-y
2005
2006
Volume (TRY Million)
ROAE

* Including Frankfurt Subsidiary

AKBANK

Yields & Cost of Funding

Average Yields & Cost of Funds of Major TL Assets

	YE05	1Q06	1H06	3Q06	YE06
Average Interest Yield on Loans	25%	23%	24%	25%	26%
Average Interest Yield on Sec.	18%	16%	16%	18%	18%
Average Cost of Funding	15%	13%	14%	17%	17%

Average Yields & Cost of Funds of Major FX Assets

	YE05	1Q06	1H06	3Q06	YE06
Average Interest Yield on Loans	6%	6%	6%	7%	7%
Average Interest Yield on Sec.	7%	7%	7%	7%	7%
Average Cost of Funding	4%	4%	4%	5%	5%

	4Q05	1Q06	2Q06	3Q06	4Q06
Quarterly NIM	5.4%	5.4%	5.1%	4.7%	4.9%

- Repricing in a high rate environment is improving the NIM

AKBANK

Profitability

Profitability performance (TRY mn.)	2005	2006	change
Net interest income	2,597	2,540	-2%
Net fee income	636	807	27%
Trading gains on securities (Net)	189	147	-22%
Net income	1,467	1,600	9%
ROAA (%)	**3.4%**	**2.9%**	
ROAE (%)	**23.7%**	**24.4%**	

Ratios

Balance sheet performance	2005	2006
Gross Loans / Total Assets	43.3%	50.5%
Securities / Total Assets	42.0%	35.5%
Loans / Deposits*	69.3%	81.3%
Deposits / Total Assets	61.6%	60.9%
NPL Ratio	1.6%	2.1%
Capital Adequacy Ratio (Basel I)	21.4%	20.7%

*Blocked demand deposits of POS merchants (TRY 660mn), which encompasses the character of a demand deposit, is booked as "Miscellaneous Payables" instead of deposits

AKBANK

Consumer and SME lending is 73% of total loans

Breakdown of Loans*


85%
61%
43%
34%
31%
30%
27%
27%
3%
6%
11%
15%
18%
19%
19%
18%
4%
10%
16%
20%
20%
20%
21%
22%
8%
23%
30%
31%
31%
31%
33%
33%
73%
2002
2003
2004
2005
1Q06
1H06
3Q06
2006
Consumer
Small Business
Commercial
Corporate

* Frankfurt subsidiary loans of TRY 1,160mn is excluded from corporate loans

Retail Banking - credit cards


Credit Card Loans
13.8
13.7
14.2
14.8
14.7
2,346
2,403
2,753
2,980
3,121
2005
March'06
June'06
Sept'06
2006


Spreads of Credit Cards
24.6
18.6
Dec'05
Dec'06


Credit Cards Quarterly Issuing Volume
13.7%
14.1%
14.1%
14.4%
14.4%
2,974
2,940
3,518
3,815
4,008
4Q05
1Q06
2Q06
3Q06
4Q06
Market shares are cumulative

Volume (TRY mn.) Market shares
Spreads

- 33% growth in credit card loans y-o-y
- NPL ratio in credit cards increased to 8.1% versus 7.2% last quarter due to the regulatory changes in the minimum amount required to be paid to revolve a loan
- New behavioral scoring system continues to improve screening and evaluation

AKBANK

Retail Banking - consumer loans


Consumer Loans[1] (TRY mn.)
39% y-o-y
4,407
5,081
5,934
5,916
6,110
1,935
2,417
2,895
2,908
2,962
1,361
1,357
1,435
1,330
1,295
1,111
1,307
1,604
1,678
1,853
2005
March'06
June'06
Sept06
2006
General purpose
Auto loans
Mortgage


Spreads of Consumer Loans
8.5
4.4
Dec'05
Dec'06

- Akbank's consumer loans' market share is 13.2%
- Market share in mortgage loans is 13.4%. We benefit from our dealer relationships and online approval systems
- Market share in car loans is 20.2%
- NPL ratio in consumer loans continues to be 1.1%

[1] Numbers represent direct lending to individuals, excluding credit cards

Retail Banking - small business


Small Business Loans[1] (TRY mn.)
41% y-o-y
4,344
4,899
5,540
5,735
6,130
2005
March'06
June'06
Sept'06
2006
Only 2% in FX

- Continues to provide the highest spread after credit cards
- Cross-sell ratio is 3.4x
- NPL ratio is 2.8%


Spreads of Small Business Loans
16.5
18.3
Dec'05
Dec'06

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <USD 2 mn are granted by the retail banking unit

Commercial Banking

Commercial

Commercial Loans[1]



29% y-o-y
56% y-o-y
1.92
2.09
2.20
2.41
2.48
1.26
1.50
1.69
1.86
1.96
YE05 1Q 2Q 3Q YE06
YE05 1Q 2Q 3Q YE06
TL cash loans
(TRY bn.)
FX cash loans
(USD bn.)

- 45 commercial banking centers
- Cross sell ratio is 4.5x
- NPL ratio is 1.2%

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products

Spreads of Commercial Loans



5.9
5.5
Dec'05
Dec'06

[1] Medium size companies with sales turnover btw. USD 2–30 mn are serviced through our commercial banking unit

AKBANK

Corporate Banking

Corporate



Corporate Banking (TRY mn.)
6,729
1,368
5,361
6,735
1,291
5,444
7,049
1,353
5,696
6,451*
1,293
5,158
6,336*
1,864
4,472
2005
March'06
June'06
Sept'06
2006
Corporate Loans
Project Finance

* Excluding Frankfurt subsidiary loans of TRY 1,160mn for YE06 and 1,561mn. for Sept06

- Investment and acquisition financing supports growth in corporate loans
- Excellent cross-sell opportunities (4.3x)
- NPL ratio is 0.3%

AKBANK

Private Banking



Private Banking Assets (USD mn.)
5,471
5,540
5,202
5,931
6,040
2005
March'06
June'06
Sept'06
2006

- Broadened range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.8x

Breakdown of customer assets


TRY 49.4 bn
TRY 49.9 bn
40%
30%
17%
6%
7%
36%
29%
20%
5%
10%
65%
Sept'06
Dec'06
Market share
TL Deposits
10%
FX Deposits
13%
Bonds in Custody
16%
Mutual Funds
13%
Repo
19%

- Akbank's market share for total customer assets is 12%

AKBANK

Composition of securities


Composition of securities (TRY bn.)
11.1
9.2
69.2%
30.8%
10.6%
89.4%
Fixed
Floating
TL
FX

- 99.7% of TL securities are carried under available-for-sale, profits and losses being booked under equity where the net loss was TRY 146 mn.
- The bank benefited TRY 147 mn from trading gains y-o-y

AKBANK

Strong free capital is also a major cushion against the effects of [illegible] market volatility


Total Equity (TRY mn.)
6,357
7,065
2005
2006


Free Capital (TRY mn.)
7,065
5,402
Equity participations & Fixed assets
Free Capital
2006

- Successful completion of the stake sale to Citigroup on January 09, 2007 has increased Akbank's equity by TRY 1.9 billion which places the bank in the enviable position of having the equity power to strengthen its performance and accelerate its growth
- Free capital will have a positive endowment effect in a high rate environment

AKBANK

Income statement – composition of interest income

Composition of interest income (TRY bn.)


5.3
6.6
52%
46%
2%
60%
37%
3%
2005
2006
Other
From securities
From Loans

- Loan growth has had a strong impact on interest income

AKBANK

Net fees and commissions

Net Fees & Commissions (TRY mn.)


27%
636
807
2005
2006

Fees and commissions revenue contribution


Money transfer fees 3%
Asset management fees 12%
Corporate loan related 11%
Consumer loan related 8%
19% Other
25% Credit cards commissions
22% Merchant commissions

- Net fee and commission income growth is mainly due to the rapid growth in consumer loan related revenues and other banking transaction commissions
- We will continue to implement and increase fees in all product areas

Improving fee income ratios in line with targets



Net fees & commissions/operating expense
16
24
40
51
53
2002
2003
2004
2005
2006



Net fees & commissions/operating income
6
7
17
19
23
2002
2003
2004
2005
2006

- We are rapidly approaching our medium term fee to income target of 25%

Operating costs

Composition of operating costs (TRY mn.)



Total = TRY 1, 536 mn.
397
305
384
373
474
128
83
112
74
121
44
61
79
150
61
93
79
136
62
107
69
143
70
134
127
4Q05
1Q06
2Q06
3Q06
4Q06
Employee costs
Rent, repair & maintenance, amortisation
Marketing and advertisement
Other*

* FX losses from securities (TRY 33mn, 9.3 mn, 10mn for 4Q05, 1Q06, 4Q06 respectively) and SDIF premiums (TRY 39mn, 7mn, 15mn, 23mn, 31mn. for 4Q05, 1Q06, 2Q06, 3Q06, 4Q06 respectively) deducted from operating expenses
Other costs include sundry taxes and duties, heating, lighting etc

Efficiency ratios



Operating expense/average assets (%)
3.0
2.9
3.1
2.9
2.8
2002
2003
2004
2005
2006



Cost/income (%)
38.0
27.4
41.8
37.6
43.5
2002
2003
2004
2005
2006

- Targeted network & sales force growth and marketing expenses have continued to increase operating costs

AKBANK

Income statement summary & important note on accounting standard


Income statement summary (YE2006, TRY million)
2,540
807
147
-34
75
409
-431
1,577
-336
1,600
NII
Net fees income
Net trading income
Net Foreign Exchange Loss
Dividend income
Other income
Provisions
Operating expense
Tax
Net income

Reconciliation with the statutory books per BRSA:	Net Foreign Exchange Gain or Loss	Other Income
	<34>	409
Foreign exchange gain on F/X indexed bonds and loans credited to "other income"	<56>	56
	<90>	465

AKBANK

Changes in accounting standards in line with IFRS

- Calculation methodology for employment termination benefits provision has changed
- Calculation methodology for short term employee benefits (such as paid annual leave) provision has changed
- Profit from sales of investment and property that would previously be booked in the shareholders' equity is now reflected to the income statement as other operational income
- FX gain/loss on foreign currency investments are not booked the income statement. These are shown as other profit reserves ("cumulative translation adjustment") in the shareholders' equity
- Accrued interests on loans, securities, money market placements, deposits and borrowings are shown together with their principal amounts on the financial statements

Balance sheet highlights

BRSA (TRY mn.)	2005	2006	Shares (%) 2005	Shares (%) 2006	Change (%)
TOTAL ASSETS	**52,450**	**57,273**			**9**
Cash and Due from Banks	2,883	4,027	5	7	40
Securities	22,037	20,358	42	36	-8
Loans	22,366	28,337	43	49	27
TOTAL LIABILITIES	**46,093**	**50,208**			**9**
Deposits	31,735	34,202	61	60	8
Funds Borrowed	7,330	9,209	14	16	26
TOTAL EQUITY	**6,357**	**7,065**	12	12	**11**

** Excluding Frankfurt Subsidiary figures*

AKBANK

Income statement highlights

BRSA (TRY mn.)	2005	2006	Change (%)
Interest Income	5,307	6,587	24
Interest Expense	(2,710)	(4,047)	49
Net Interest Income	**2,597**	**2,540**	(2)
FX Gain (Loss), Net	74	(34)	-
Provision for Loan Losses	(300)	(374)	25
Net Interest Income after FX, Income/Loss & NPL Prov.	**2,371**	**2,132**	(10)
Fees and Commissions (Net)	636	807	27
Profit on Trading Securities (Net)	189	147	(22)
Operating Profit	**3,789**	**3,945**	4
Operating Expenses	(1,330)	(1,577)	19
Income Before Tax	**2,112**	**1,937**	(8)
Tax	(645)	(336)	(48)
Net Income	**1,467**	**1,600**	9

Balance sheet highlights in USD

BRSA (USD mn.*)	2005	2006	Shares (%) 2005	Shares (%) 2006
TOTAL ASSETS	**38,145**	**40,476**		
Cash and Due from Banks	2,096	2,846	5	7
Securities	16,027	14,387	42	36
Loans	16,266	20,026	43	49
TOTAL LIABILITIES	**33,522**	**35,483**		
Deposits	23,080	24,171	61	60
Funds Borrowed	5,331	6,508	14	16
TOTAL EQUITY	**4,623**	**4,993**	12	12

** Figures are stated with exchange rates effective at respective dates*

Excluding Frankfurt Subsidiary figures

Income statement highlights in USD

BRSA (USD mn.*)	2005	2006
Interest Income	3,860	4,655
Interest Expense	(1,971)	(2,860)
Net Interest Income	**1, 889**	**1,795**
FX Gain (Loss), Net	54	(24)
Provision for Loan Losses	(218)	(264)
Net Interest Income after FX Income/Loss & NPL Prov.	**1,724**	**1,507**
Fees and Commissions (Net)	463	570
Profit on Trading Securities (Net)	137	104
Operating Profit	**2,756**	**2,788**
Operating Expenses	(967)	(1,115)
Income Before Tax	**1,536**	**1,369**
Tax	(469)	(238)
Net Income	**1,067**	**1,131**

** Figures are stated with exchange rates effective at respective dates*

Disclaimer Statement

The information and opinions contained in this document have been compiled or arrived at by Akbank from sources believed to be reliable and in good faith, but no representation or warranty, expressed or implied, is made as to their accuracy, completeness or correctness. All opinions and estimates contained in this document constitute the Company's judgement as of the date of this document and are subject to change without notice. The information contained in this document is published for the assistance of recipients, but is not to be relied upon as authoritative or taken in substitution for the exercise of judgement by any recipient. The Company does not accept any liability whatsoever for any direct or consequential loss arising from any use of this document or its contents. This document is strictly confidential and may not be reproduced, distributed or published for any purpose.

END